UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

EXCERPT OF ITEM (7) OF THE MINUTES OF THE 209th MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 28, 2018.

As Secretary of the Meeting of the Board of Directors, I hereby CERTIFY that item 7, “Authority of the Executive Board Matrix” of the Minutes of the 209rd Meeting of the Board of Directors of Oi S.A. – In Judicial Reorganization held on November 28, 2019, at 9:00 am, at Praia de Botafogo 300, 11th floor, room. 1101, Botafogo - Rio de Janeiro, contains the following language:

“Regarding item (7) of the Agenda, the Company proposed that the current Authority of the Executive Board Matrix be maintained for an additional 60 days, that is, until January 28, since the matter could not be analyzed at the last meeting of the CARC. The members unanimously approved the proposal.”

All members of the Board of Directors were present and affixed their signatures: Eleazar de Carvalho Filho (Chairman), Marcos Grodetzky (Vice-Chairman), Marcos Bastos Rocha, José Mauro M. Carneiro da Cunha, Rodrigo Modesto de Abreu, Wallim C. de Vasconcellos Junior, Ricardo Reisen de Pinho, Henrique José Fernandes Luz, Paulino do Rego Barros Jr and Maria Helena dos Santos F. Santana.

Rio de Janeiro, November 28, 2018.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer